

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via E-mail</u>
Toby McBride
Chief Executive Officer
High Performance Beverages Company
5137 E. Armor St.
Cave Creek, AZ 85331

> **Re: High Performance Beverages Company**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed March 21, 2014**
> **File No. 000-54973**

Dear Mr. McBride:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Action I, page 5</u>

1. We note that you have revised your preliminary information statement in response to our comment from our prior letter dated March 14, 2014. However**,** your revision does not fully satisfy our comment. In addition to any agreements that the company may have with respect to the additional authorized but unissued shares of common stock, please disclose in your information statement whether you currently have, or do not have, any specific plans to issue such shares. If plans currently exist covering the specific issuance of shares of common stock, as opposed to the possibility of future issuances, please disclose these plans, including the amount of shares, the nature of the transaction, and all other material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Andrea J. Cataneo
        Sichenzia Ross Friedman Ference, LLP
        61 Broadway, 32nd Floor
        New York, NY 10006